SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOODY NATIONAL REIT II, Inc.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $837.74
Form or Registration Number: Schedule TO-T (File No. 005-94072)
Filing Party: Comrit Investments 1, Limited Partnership; Comrit Investments Ltd.
Date Filed: June 12, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2023 (together with any subsequent amendments and supplements thereto, the “Comrit Schedule TO-T”), by Comrit Investments 1, Limited Partnership (the “Purchaser”). The Comrit Schedule TO-T relates to the offers (the “Offers”) by the Purchaser to purchase up to 675,000 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and up to 25,000 shares of Class T common stock, par value $0.01 per share (“Class T Shares” and, together with the Class A Shares, the “Shares”), in Moody National REIT II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10.86 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 12, 2023 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

This Amendment is being filed to revise the disclosure contained in Schedule I to the Offer to Purchase to address comments received from the Commission, specifically in reference to Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Comrit Schedule TO-T, and is supplemented by the information specifically provided in this Amendment.

All information regarding the Offer as set forth in the Comrit Schedule TO-T, including all exhibits and annexes thereto that were previously filed with the Comrit Schedule TO-T, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 12. Exhibits.

(a)(1)	Offer to Purchase*

(a)(2)	Assignment Form**

(a)(3)	Letter to Shareholders**

(a)(4)	Summary Advertisement**

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table**

* Filed herewith.

** Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2023

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer